Exhibit 21

Subsidiaries of Greystone Housing Impact Investors LP

Name	Jurisdiction of Organization
Greens of Pine Glen - AmFirst LP Holding Corporation	Delaware
ATAX TEBS I, LLC	Delaware
ATAX TEBS II, LLC	Delaware
ATAX TEBS III, LLC	Delaware
ATAX TEBS IV, LLC	Delaware
ATAX Vantage Holdings, LLC	Delaware
ATAX TEBS Holdings, LLC	Delaware
Lindo Paseo, LLC	Delaware
ATAX Freestone Holdings, LLC	Delaware